Exhibit 12.1

ARAMARK HOLDINGS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)

(Unaudited)

(In thousands)

	Fiscal Year Ended September 27, 2013		Fiscal Year Ended September 28, 2012		Fiscal Year Ended September 30, 2011		Fiscal Year Ended October 1, 2010		Fiscal Year Ended October 2, 2009
Income (loss) from continuing operations before income taxes	$90,629		$124,968		$95,969		$32,986		$(23,721)
Fixed charges, excluding capitalized interest	491,025		522,431		526,033		509,344		540,999
Undistributed earnings of less than 50% owned affiliates	(17,056)		(21,423)		(24,523)		(22,114)		(16,549)

Earnings, as adjusted	$564,598		$625,976		$597,479		$520,216		$500,729

Interest expense	$430,275		$462,284		$469,773		$451,828		$485,132
Portion of operating lease rentals representative of interest factor	59,767		59,133		56,033		57,467		55,267

Fixed charges	$490,042		$521,417		$525,806		$509,295		$540,399

Ratio of earnings to fixed charges	1.2	x	1.2	x	1.1	x	1.0	x	0.9	x

(A)	For the purpose of determining the ratio of earnings to fixed charges, earnings include pretax income (loss) from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals). Prior periods have been adjusted to reflect Galls, LLC, as a discontinued operation.